

Mail Stop 3233

May 13, 2016

<u>Via E-mail</u>
Colleen Hennessy
Bank of Montreal
111 West Monroe Street
P. O. Box 755
Chicago, Illinois 60690

> **Re:** **Vaulted Gold Bullion Trust**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 26, 2016**
> **CIK No. 0001593812**

Dear Ms. Hennessy:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your response to comment 1. Notwithstanding the absence of any marketing initiatives designed to direct attention to the website, the information included on an issuer's website constitutes a communication with the public and, therefore, the applicability of Section 5 to such a communication should be considered. The website discusses the offering of the receipts pursuant to a registration statement, discloses the indicative daily closing price of a receipt as of the last business day, references the existence of intraday price indications for Bloomberg users, and instructs visitors to "talk to your financial advisor about BMO GOLDRs." The website also includes links to documents which were previously filed with the Commission as free-writing prospectuses, which are defined as offers under Rule 405, in connection with the

registration statement under file number 333-194144. Given that the website discusses the offering of the receipts, neither Rule 168 nor Rule 163A appear to be appropriate safe harbors. Please consider disabling the website during the pre-filing period.

2. We note your response to comment 2 that "[b]efore making a purchase commitment, an investor will receive the price information orally from the investor's broker-dealer." Please add the description of how investors will be able to obtain the actual price of a receipt before committing to purchase a receipt to your disclosure.

Prospectus Cover Page

3. We note your response to comment 7 and revised disclosure stating that BMO Capital Markets Corp. will determine the interbank spot price of gold by reference to one of the multi-contributor systems without adjustment or modification. Please confirm that there are no additional adjustments that may be made to the public offering price by any participating broker-dealer, or any other entity involved in the distribution of the receipts. To the extent there are any additional adjustments that may be made to the public offering price, please clearly explain them.

4. We note your response to comment 8. Please revise your disclosure on the prospectus cover page to state briefly the nature of the underwriting arrangement and the obligation of the underwriters to take the receipts. Please see Item 501(b)(8) of Regulation S-K.

Use of Proceeds, page 22

5. We note your response to comment 9 and the reference to your response letter dated October 31, 2014. This response letter appears to address how deposit fees will be reflected within your financial statements and is not specific to the sales fees that will be received as a result of issuing Class A and Class F Gold Deposit receipts. Please clarify and or tell us how you will reflect these sales fees within your financial statements and cite all relevant accounting literature within your response. Additionally, please revise your disclosure within your amended filing to address if the offering proceeds that will be used to purchase Gold Bullion from Bank of Montreal are net of sales fees.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Anna T. Pinedo, Esq. (via E-mail)
        Morrison & Foerster LLP